LINDE PLC

The Priestley Centre

10 Priestley Road

Surrey Research Park

Guildford GU2 7XY

United Kingdom

August 10, 2017

Via EDGAR and Email

United States Securities and Exchange Commission,

    Division of Corporation Finance,

        100 F. Street, N.E.,

            Washington, D.C. 20549.

Attention: Ms. Pamela Long, Assistant Director

Re:	Linde plc; Praxair, Inc.; Linde AG;
Registration Statement on Form S-4 filed on June 5, 2017
(File No 333-218485)

Dear Ms. Pamela Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Linde plc (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-4, File No. 333-218485 (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 P.M. Eastern Time on August 14, 2017, or as soon thereafter as is practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Catherine M. Clarkin at Sullivan & Cromwell LLP by telephone at (212) 558-4175 or by email (clarkinc@sullcrom.com).

U.S. Securities and Exchange Commission	- 2 -

Sincerely,

LINDE PLC

By:	/s/ Andrew Brackfield
Name:	Andrew Brackfield
Title:	Director

cc:	Christina E. Chalk
Frank J. Pigott
Tracey Houser
Terence O’Brien
(Securities and Exchange Commission)

Christopher Cossins
(Linde plc)

Guillermo Bichara
(Praxair, Incorporated)

Dr. Christoph Hammerl
(Linde Aktiengesellschaft)

Keith A. Pagnani
Catherine M. Clarkin
Krishna Veeraraghavan
(Sullivan & Cromwell LLP)

David Mercado
Richard Hall
Aaron M. Gruber
(Cravath, Swaine & Moore LLP)